[Winstead Letterhead]

February 27, 2009

direct dial: (281) 681-5930

cparker@winstead.com

VIA FACSIMILE, FED EX, AND EDGAR

Mr. Daniel Morris

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hornbeck Offshore Services, Inc.
File No. 001-32108
Form 10-K for the fiscal year ended December 31, 2007
Schedule 14A filed April 15, 2008

Dear Mr. Morris:

In response to your letter dated December 31, 2008, we have prepared on behalf of our client, Hornbeck Offshore Services, Inc. (the “Company”), the following responses to your comments based on your review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A filed on April 15, 2008 (the “2008 Proxy”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Comments and Responses:

Schedule 14A

Executive Compensation, page 15

1.

It appears that you benchmark using two different sets of benchmark companies: (i) the companies identified on page 22 and (ii) companies in the PHLX Oil Services Index together with “three additional public peers in the energy-related marine industry.” If true, please revise your executive compensation disclosure in future filings to clarify that two benchmarking groups exist and to identify the companies in the PHLX Oil Services Index as well as the three additional public peers. Alternatively, please confirm and clarify in future filings that you benchmark only against the companies named on page 20.

Mr. Daniel Morris

February 27, 2009

In future filings, to the extent that the Company engages in benchmarking total compensation or any material element of compensation, the Company will identify the companies used in such benchmarking. Also, to the extent the Company uses more than one set of benchmark companies, the Company will clarify that more than one benchmarking group exists and will separately identify the companies used in such benchmarking groups, including the companies in the PHLX Oil Services Index, if applicable.

2.

In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets, including the adjusted EBITDA target, that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

We have considered the Staff’s comment and the disclosure requirements of Item 402 of Regulation S-K, including Instructions 2 and 4 to Item 402(b) of Regulation S-K, with respect to the Company’s performance targets, including the adjusted EBITDA target,1 that must be achieved in order for the Company’s named executive officers to earn their annual and long-term incentive compensation. We address the Staff’s comment as applied to the following two categories: (1) prior period performance targets; and (2) current and future period performance targets. We refer to the adjusted EBITDA target and the Company’s relative stock price performance objectives, which are used for cash incentive compensation and equity incentive compensation, respectively, as the “Performance Targets.”

Prior Period Performance Targets

In future filings, the Company will disclose under the headings “Cash Incentive Compensation and Bonuses” and “Equity Incentive Compensation” the Performance Targets (or such other targets as may be used in the future) that were used by the Company in the most recently completed fiscal year to determine the quantitative/objective portion of the performance-based cash incentive compensation received by the Company’s named executive officers for such

[1]

EBITDA is used by the Company’s management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iii) to assess the Company’s ability to service existing fixed charges and incur additional indebtedness. Because of the significance of EBITDA to the Company as an analytical measure, the compensation committee uses EBITDA, adjusted for certain items, as the objective criterion for determining the amount of annual cash incentive compensation that may be paid to its executive officers and other shore-based employees. The adjustments that the compensation committee might make to EBITDA include, but are not limited to, adjustments for losses on early extinguishment of debt, stock-based compensation expense and interest income.

Mr. Daniel Morris

February 27, 2009

fiscal year, as well as vesting criteria during such fiscal year with respect to equity incentive awards granted in prior years. To the extent necessary, the Company will also discuss prior years in order to give context to the disclosure provided for the most recently completed fiscal year.

Current and Future Period Performance Targets

The Company does not disclose Performance Targets for current or future fiscal years for two principal reasons. First, disclosure is not required because establishing proposed Performance Targets for current or future years does not constitute actions regarding executive compensation taken after the Company’s last fiscal year end that could affect a fair understanding of the named executive officers’ compensation for such prior fiscal year. Second, the market and competitors are likely to view such disclosures as projections of future Company performance, providing third parties with information that would cause the Company competitive harm and confusing the market and stockholders.

Compliance with Instruction 2 to Item 402(b) of Regulation S-K

Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2 to Item 402(b)”) provides that, “[t]he Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end . . . that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” (Emphasis added.) Accordingly, the Company did not disclose the Performance Targets for 2008 in the 2008 Proxy and does not believe, under its facts and circumstances, that Instruction 2 to Item 402(b) requires disclosure of forward-looking Performance Targets if such Performance Targets do not affect in any way the named executive officer’s compensation for the last fiscal year.

As disclosed on page 27 of the 2008 Proxy under the heading “Post year-end actions affecting compensation,” the Company, like many reporting companies, makes a number of compensation-related determinations after the end of its fiscal year. These determinations generally fall into two categories: (1) determinations with respect to equity incentive awards, cash incentive compensation and bonuses, if applicable, for services provided during the prior fiscal year, such as, in the case of the Company, the cash incentive compensation and bonus determinations made in February 2008 but related to the 2007 fiscal year; and (2) determinations with respect to budgeted annual salaries, equity incentive awards and Performance Targets for the current year, in the case of the Company, made in February 2008 and intended as incentive for performance in the 2008 fiscal year and beyond.

The express language of Instruction 2 to Item 402(b) governs determinations made after the end of a fiscal year with respect to executive compensation for services provided during such prior fiscal year; and, consistent with such instruction, the Company disclosed such actions on page 17 of the 2008 Proxy under the heading “Cash Incentive Compensation and Bonuses” and on pages 18-19 of the 2008 Proxy under the heading “Equity Incentive Compensation,” each as disclosed in numerical detail in the “2007 Summary Compensation Table” on page 28 of the 2008 Proxy. As discussed above under the heading “Prior Period Performance Targets,” in future filings the Company will supplement such disclosure with the specific Performance Targets used by the Company to determine executive compensation for such prior fiscal year.

Mr. Daniel Morris

February 27, 2009

However, with respect to determinations made after the end of a fiscal year relating to determinations of compensation for current or future years, Instruction 2 to Item 402(b) by its terms does not apply, particularly where such determinations are not material and would not “affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” (Emphasis added.) The information that is significant to investors is how the compensation received by the named executive officers for a completed fiscal year relates to the Performance Targets for the same fiscal year, for example, the disclosure contained in the 2008 Proxy relating to the compensation paid to the Company’s named executive officers in the 2007 fiscal year and the Company’s achievement of the 2007 Performance Targets.

Equally important, the Company’s forward-looking Performance Targets do not have any more of an impact on an investor’s understanding of the last fiscal year’s compensation than do the base salary and restricted stock award amounts of the named executive officers for the current fiscal year that are not required to be disclosed under Instruction 2 to Item 402(b). Specifically, we note the Staff’s interpretation of the disclosure requirements relating to executive compensation in connection with amendments to Form 8-K when the Commission moved all executive compensation disclosure requirements to Item 5.02 of Form 8-K.2 Instruction 2 to Item 5.02(e) of Form 8-K provides that awards to named executive officers made pursuant to a plan that are materially consistent with the previously disclosed terms of such plan need not be disclosed in a Current Report on Form 8-K, provided that the award is subsequently disclosed when next required by Item 402 of Regulation S-K (which in the ordinary course would be a proxy statement for an annual meeting held following the fiscal year). The approach taken in Instruction 2 to Item 5.02(e) is (i) consistent with the Company’s determination that changes to annual salary and bonus target amounts do not necessarily constitute material changes in compensation and (ii) indicative that once the structure and general terms of such awards have been previously disclosed to investors, the specific terms of any single award are not deemed to be of such materiality to an investor that the Commission requires prompt current disclosure of the award. To the contrary, Instruction 2 to Item 5.02(e) deems it sufficient to wait for the terms of such award to be disclosed in the registrant’s next applicable proxy statement or registration statement. Accordingly, for example, disclosing the 2008 Performance Targets in the 2008 Proxy that disclosed compensation for services during the 2007 fiscal year would have been inconsistent with both the rationale and position taken in Instruction 2 to Item 5.02(e). Because the establishment and use of Performance Targets for the 2008 fiscal year did not involve actions that were material to an understanding of the Company’s named executive officers’ compensation for the 2007 fiscal year, neither Item 402 of Regulation S-K nor Instruction 2 to Item 402(b) required disclosure of the 2008 Performance Targets in the 2008 Proxy.

Compliance with Instruction 4 to Item 402(b) of Regulation S-K

Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4 to Item 402(b)”) provides that

Registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial

[2]	Securities and Exchange Commission, Release No. 33-8732A (S.E.C. Aug. 29, 2006).

Mr. Daniel Morris

February 27, 2009

information, the disclosure of which would result in competitive harm for the registrant. [. . .] [I]f it determines that the disclosure would cause competitive harm in reliance on this instruction; however, in that case, the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.

We have reviewed the standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, identified by the Staff in response to Question 118.04 of the Compliance and Disclosure Interpretations, Regulation S-K, regarding Item 402(b) – Executive Compensation; Compensation Discussion and Analysis (last updated July 3, 2008). We note that such standards are largely addressed in case law, with courts analyzing Exemption 4 of the Freedom of Information Act (“Exemption 4”) to determine whether the disclosure of certain information would cause substantial competitive injury.

In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks II”), the court held that with the disclosure of detailed financial records “the likelihood of substantial harm to . . . competitive positions to be virtually axiomatic.” 547 F.2d at 684. Other courts have indicated that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Industries, Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information that is not harmful on its face but, when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4).

Further, courts have upheld the redaction and confidential treatment of financial information (e.g., income projections, pro forma and other financial statements, repayment and equity ratio analyses, and other disclosures containing information similar to the Company’s adjusted EBITDA projections), where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005) at p. 7, citing National Parks II, 547 F.2d at 684. See also, National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124 (Dist. D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).

In February of 2008, the compensation committee set Performance Targets based on projections of adjusted EBITDA and the relative stock price performance of the Company compared to an industry peer group for the annual cash incentive compensation awards and vesting criteria for equity incentive awards (i.e., restricted stock units awards), respectively, to the named executive officers for 2008. When the compensation committee established the adjusted EBITDA target for 2008, it did so based upon the Company’s budgets and internal projections for the coming year. The Company has never disclosed and has maintained the confidentiality of its yearly budget projections.

Mr. Daniel Morris

February 27, 2009

In each of its business segments, the Company is subject to intense competition. The Company is a leading provider of new generation offshore supply vessels (“OSVs”) serving the offshore oil and gas industry, primarily in the U.S. Gulf of Mexico, or GoM, and in select international markets. Through its ocean-going tug and tank barge (“TTB”) segment, it is a leading transporter of petroleum products serving the energy industry, primarily in the northeastern United States, the GoM and Puerto Rico. The Company’s objective is to enhance long-term stockholder value by generating revenue through its OSV and TTB fleets, which the Company has strategically grown through the development and construction of new or improved vessels, or the acquisition of vessels from third parties.

The Company competes vigorously for contracts (often in a public tender process), for acquisitions (often in auctions or a private negotiated setting), and, given the battle for talent that exists in our industry, for experienced mariners and senior management talent. The release of current or future Performance Targets by the Company during a current fiscal year would provide the Company’s competitors, customers and third parties with whom it seeks to contract or from whom it seeks to acquire vessels or businesses with detailed information not otherwise publicly available. This detailed information would be used by competitors, customers and third parties with whom the Company seeks to contract to modify their bids to the detriment of the Company in public tender situations, to alter their proposed purchase prices in prospective acquisitions (or demands in prospective asset dispositions), to target and recruit the Company’s most talented management and employees or to otherwise gain a competitive advantage through insight into the economic drivers of the operation and expansion of the Company. Such information would also provide these third parties with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business goals, ability (or lack thereof) to be flexible in achieving them, and its cash and other resources available to accomplish these goals, as well as an unfair insight into the expectations for management regarding contract renewals and extensions and planned acquisitions or asset dispositions. Accordingly, consistent with the standards indicated by the Staff, because the release of such confidential commercial and financial information, including projections of income and other financial information contained in the Performance Targets, would provide competitors, customers and other third parties with substantial insight into the Company’s financial picture (other than is otherwise required by law or the Commission’s rules and regulations or is consistent with the protection of investors), potentially exposing conditions or positions that such third parties could exploit, the Company has satisfied its obligation of demonstrating a likelihood of substantial competitive injury.

Notwithstanding the belief of the Company that Item 402 of Regulation S-K does not require disclosure of forward-looking Performance Targets, in any event, the Company has considered its facts and circumstances and the applicable case law cited above and determined that disclosure of the Company’s Performance Targets for the 2008 fiscal year and future years would hinder management’s ability to achieve its most important goal: creating long-term stockholder value. Consequently, the Company did not disclose Performance Targets for the 2008 fiscal year or future fiscal years in the 2008 proxy because disclosure would cause competitive harm to the Company within the meaning of Exemption 4 and consistent with the case law interpretations of competitive harm discussed above.

In accordance with Instruction 4 to Item 402(b) and Staff guidance, if a company concludes that there is a sufficient basis to omit performance target disclosure because it determines that disclosure would result in competitive harm, then disclosure regarding the degree of difficulty

Mr. Daniel Morris

February 27, 2009

associated with achievement or non-achievement of the omitted performance objective is mandatory. We note that on pages 15, 16 and 24 of the 2008 Proxy the Company did provide, and will continue to provide in future filings, disclosure regarding how difficult it will be for the Company’s named executive officers or how likely it will be for the Company to achieve the undisclosed Performance Targets and other factors. Notwithstanding the belief of the Company that the disclosure referenced in the previous sentence from the 2008 Proxy satisfied the requirements of Instruction 4 to Item 402(b), in future filings the Company proposes to expand its discussion of the likelihood or difficulty of achieving the forward-looking Performance Targets and to disclose additional detail regarding the actual historic performance for adjusted EBITDA (or such other applicable targets from time to time used by the Company) against the Performance Targets used in such prior years to assess performance of the named executive officers and the Company. The Company will disclose such matters in as detailed a manner as possible so as to clearly address the criteria for determining undisclosed target levels and to directly establish the connection between the achievement of the performance objective and the characteristics of the incentive payment to which the goal applies. In this way, the Company is confident that investors would have significant information with which to judge whether in prior periods the Company’s compensation programs and policies effectively tied compensation of named executive officers to the achievement of the performance objective by the Company, with appropriate patterns of information developing over a period of time as repeated disclosures allow for comparative analysis and evaluation.

* * * * * * * *

As requested in your December 31, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me by phone at (281) 681-5930, fax at (281) 681-5901 or e-mail at cparker@winstead.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

/s/ R. Clyde Parker, Jr.

R. Clyde Parker, Jr.

Mr. Daniel Morris

February 27, 2009

Copies to:	Lauren Nguyen, SEC, Division of Corporation Finance
Todd M. Hornbeck, Chairman, President and Chief Executive Officer
James O. Harp, Jr., Executive Vice President and Chief Financial Officer
Samuel A. Giberga, Senior Vice President and General Counsel
Timothy P. McCarthy, Vice President and Chief Accounting Officer